

September 10, 2021

Heather Hasson
Co-Chief Executive Officer
FIGS, Inc.
2834 Colorado Avenue, Suite 100
Santa Monica, CA 90404

> **Re: FIGS, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 3, 2021**
> **CIK No. 0001846576**

Dear Ms. Hasson:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alison A. Haggerty